Exhibit 99.1

PRESS RELEASE

All amounts expressed in US dollars

Barrick Grows Gold and Copper Reserves Significantly,

Setting It Apart From Peers as It Positions for Growth

TORONTO, February 6, 2025 – Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) grew attributable proven and probable gold mineral reserves by 17.4 million ounces4 (23%) before 2024 depletion. Attributable proven and probable mineral reserves now stand at 89 million ounces at 0.99g/t2, increasing from 77 million ounces at 1.65g/t3 in 2023. The year-on-year change was led by the conversion of Reko Diq copper-gold resources to mineral reserves, adding 13 million ounces of gold at 0.28g/t2 on an attributable basis, following the completion of the feasibility study. Significantly, before the addition of Reko Diq, Barrick delivered a fourth consecutive year of replacing annual depletion at a 4% higher grade, continuing to demonstrate the results of an unremitting focus on asset quality and further extending the life of our existing operations.

Since the end of 2019, Barrick has replaced more than 180%4 of the company’s depleted gold reserves, adding almost 46 million ounces4 of attributable proven and probable reserves (77 million ounces4 of proven and probable reserves on a 100% basis) across Barrick-managed assets.

Attributable measured and indicated gold resources for 2024 remain consistent, at 180 million ounces at 1.06g/t2, with a further 41 million ounces at 0.9g/t2 of inferred resources, up 5% from 2023.

At the same time, copper mineral reserves grew by 224% year-on-year on an attributable basis, at more than 13% higher grade to 18 million tonnes of copper at 0.45%2, from 5.6 million tonnes of copper at 0.39% in 20233. This resulted from the completion of the Lumwana and Reko Diq feasibility studies affirming both as Tier One6 Copper projects. The Lumwana Super Pit Expansion feasibility study added 5.5 million tonnes of copper reserves to the project, resulting in proven and probable copper reserves of 8.3 million tonnes of copper at 0.52%2. The Reko Diq feasibility study added 7.3 million tonnes of copper at 0.48% to attributable copper reserves. This represents an addition of more than 20 million tonnes2 of proven and probable copper reserves on a 100% basis since 2023.

Attributable measured and indicated copper resources for 2024 stand at 24 million tonnes of copper at 0.39%2, with a further 3.9 million tonnes of copper at 0.3%2 of inferred resources, reflecting the conversion and upgrade of copper mineral resources at Lumwana.

For 2024, mineral reserves are based on an updated gold price assumption of $1,400/oz1 and a consistent copper price of $3.00/lb1. Mineral resources are reported inclusive of reserves and for 2024 are based on an updated gold price of $1,900/oz1 and a consistent copper price of $4.00/lb1.

President and chief executive Mark Bristow said Barrick’s strategy of investing in organic growth through exploration and mineral resource management has set the company apart from its peers within the industry, positioning Barrick as a champion for value creation as we continue to grow our production profile organically.

“In order for our industry to help build a better world, we have to invest in our own future, with transformational projects like the Lumwana Super Pit Expansion, Pueblo Viejo Expansion, Reko Diq and Fourmile. Barrick’s vision for these projects extends beyond mining, ensuring the benefits of these investments provide multi-

generational benefits to our host countries and local communities through the development of local service provider partnerships and investment in the sustainability of our operating environments,” said Bristow.

Mineral Resource Management and Evaluation Executive Simon Bottoms said that since the end of 2019, Barrick has successfully added 111 million ounces4 of attributable gold equivalent reserves at a cost of approximately $10 per ounce5, demonstrating the value proposition of our strategy.

“The company’s reserve prices of $1,400/oz for gold1 and $3.00/lb for copper1 are designed to extract the optimum value from our geologically defined orebodies whilst delivering the highest value, demonstrating the quality differentiation of our Tier One6 assets. This approach is complemented by our reserve replacement strategy, where we aim to add value by delineating ore body extensions and satellites at our long-term reserve prices rather than diluting the quality of our reserves through lifting reserve prices beyond the relative levels of cost inflation,” said Bottoms.

Gold mineral reserves in the Africa & Middle East region, after annual depletion, grew to 19 million ounces at 3.35g/t2 in 2024 from 18.8 million ounces at 3.24g/t3 in 2023. This was predominantly driven by both Bulyanhulu and Loulo-Gounkoto, with extensions of the high-grade Reef 2 and Yalea underground orebodies respectively, combined with growth of the Faraba open pit. Overall, this delivered a 2.3 million ounce2 increase in attributable proven and probable reserves across the region, before depletion. North Mara also contributed to the strong results through the extension of the Gokona underground and Gena open pit. At Kibali, the ongoing conversion drilling in the 9000 and 11000 lodes in KCD underground replaced 98% of depletion, with ongoing development to establish further underground drill platforms for 2025.

The Latin America & Asia Pacific region, led by Pueblo Viejo, replaced 115% of the regional 2024 gold reserve depletion before the addition of Reko Diq, which added 0.78 million ounces2 to attributable proven and probable reserves before depletion as a result of additional pit design pushbacks unlocked by the additional TSF capacity in the new Naranjo facility. Porgera grew attributable gold reserves by 22% year-on-year with the successful conversion of the open pit Link cutback adjacent to the West Wall cutback.

In North America, the ongoing growth programs at Turquoise Ridge, Leeville Underground in Carlin and the Reona cut-back in Phoenix, added 1.54 million ounces2 of gold to proven and probable reserves on an attributable basis before annual depletion, which were partially offset by reductions in Cortez driven by metallurgical model updates in Crossroads and Robertson. This resulted in attributable proven and probable mineral reserves for the region of 30 million ounces at 2.71g/t2, representing a more than 10% increase in the grade year-over-year (2.45g/t in 2023) as a result of the high-grade growth additions and reductions of low-grade at Cortez. At the same time, attributable gold measured and indicated mineral resources for the region now stands at 66 million ounces at 2.18g/t2, due to the removal of Long Canyon mineral resources, as the site is planned to progress into full closure during 2025. Meanwhile, attributable inferred gold mineral resources for the region grew to 21 million ounces at 3.3 g/t2, driven by Fourmile’s mineral resource7 growth in the southernmost portion of the orebody immediately adjacent to the existing Goldrush mine. Looking forward to 2025, Barrick plans to commence prefeasibility-study drilling at the end of the first quarter of 2025 which will target continued extension of the Fourmile mineral resource along strike to the north, while also completing the foundational studies for the planned Bullion Hill northern access portal.

Enquiries:

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Website: www.barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by: Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; Craig Fiddes, SME-RM, Lead - Resource Modeling, Nevada Gold Mines; Peter Jones, MAIG, Manager of Resource Geology Latin America and Asia Pacific; and Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa & Middle East — each a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Endnote 1

Commodity	Proven and Probable Reserve Price Assumptions		Measured, Indicated and Inferred Resource Price Assumptions
	2023	2024	2023	2024

Gold	$1,300/oz i	$1,400/oz i, iii	$1,700/oz	$1,900/oz

Copperii	$3.00/lb ii	$3.00/lb ii,iii	$4.00/lb	$4.00/lb

Silver	$18.00/oz	$20.00/oz	$21.00/oz	$24.00/oz

i.	Except at Tongon and Hemlo Open Pit where gold mineral reserves for 2024 are based upon a price assumption of $1,650/oz.

ii.

Except at Zaldivar, where mineral reserves and resources are based on Antofagasta’s price assumptions. For mineral reserves, the copper price assumption used by Antofagasta is $3.80/lb for 2024 and was $3.50/lb for 2023. For mineral resources, the copper price assumption used by Antofagasta is $4.40/lb for 2024 and was $4.20/lb for 2023.

iii.

Except at Norte Abierto where mineral reserves for 2024 are reported by Newmont within a $1,200/oz, $2.75/lb copper and $22/oz Ag pit design, before application of updated 2023 project economics using escalated operating and capital costs resulting in Newmont guidance of $1,600/oz for gold, $4.00/lb for copper and $23/oz for silver for assumed mineral reserve commodity prices. Mineral resources for 2024 are reported by Newmont within a $1,400/oz, $3.25/lb copper and $20/oz Ag pit shell, before application of updated 2023 project economics using escalated operating and capital costs resulting in Newmont guidance of $1,600/oz for gold, $4.00/lb for copper and $23/oz for silver for assumed mineral resource commodity price.

Endnote 2

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2024, unless otherwise noted. Proven mineral reserves of 270 million tonnes grading 1.75g/t, representing 15 million ounces of gold, and 380 million tonnes grading 0.42%, representing 1.6 million tonnes of copper. Probable reserves of 2,500 million tonnes grading 0.90g/t, representing 74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper. Measured resources of 450 million tonnes grading 1.68g/t, representing 24 million ounces of gold, and 600 million tonnes grading 0.38%, representing 2.3 million tonnes of copper. Indicated resources of 4,800 million tonnes grading 1.01g/t, representing 150 million ounces of gold, and 5,400 million tonnes grading 0.39%, representing 22 million tonnes of copper. Inferred resources of 1,400 million tonnes grading 0.9g/t, representing 41 million ounces of gold, and 1,300 million tonnes grading 0.3%, representing 3.9 million tonnes of copper. Totals may not appear to sum correctly due to rounding. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included on the following pages of this press release.

Endnote 3

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2023, unless otherwise noted. Proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper. Measured resources of 430 million tonnes grading 1.76g/t, representing 24 million ounces of gold, and 580 million tonnes grading 0.39%, representing 2.2 million tonnes of copper. Indicated resources of 4,800 million tonnes grading 1.00g/t, representing 150 million ounces of gold, and 4,900 million tonnes grading 0.39%, representing 19 million tonnes of copper. Inferred resources of 1,500 million tonnes grading 0.8g/t, representing 39 million ounces of gold, and 2,000 million tonnes grading 0.4%, representing 7.1 million tonnes of copper. Totals may not appear to sum correctly due to rounding. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release as of December 31, 2023, including tonnes, grades, and ounces, can be found on pages 33-45 of Barrick’s 2023 Annual Information Form / Form 40-F on file with the Canadian provincial securities regulators on SEDAR+ at www.sedarplus.ca and the Securities and Exchange Commission on EDGAR at www.sec.gov.

Endnote 4

Proven and probable reserve gains calculated from cumulative net change in reserves from year end 2019 to 2024.

Reserve replacement percentage is calculated from the cumulative net change in reserves from 2020 to 2024 divided by the cumulative depletion in reserves from year end 2019 to 2024 as shown in the tables below:

BARRICK GOLD CORPORATION	PRESS RELEASE

Year	Attributable P&P Gold (Moz)	Attributable Gold Acquisition & Divestments (Moz)	Attributable Gold Depletion (Moz)	Attributable Gold Net Change (Moz)	Reported Reserve Price USD/oz for GEO conversion

2019[a]	71	—	—	—	—

2020[b]	68	(2.2)	(5.5)	4.2	$1,200

2021[c]	69	(0.91)	(5.4)	8.1	$1,200

2022[d]	76	—	(4.8)	12	$1,300

2023[e]	77	—	(4.6)	5	$1,300

2024[f]	89	—	(4.6)	17	$1,400

2020 – 2024 Total	N/A	(3.1)	(25)	46	N/A

Year	Attributable P&P Copper (Mlb)	Attributable Copper Acquisition & Divestments (Mlb)	Attributable Copper Depletion (Mlb)	Attributable Copper Net Change (Mlb)	Reported Reserve Price USD/lb for GEO conversion

2019[a]	13,494	—	—	—	—

2020[b]	12,691	—	(834)	31	$2.75

2021[c]	12,233	—	(636)	178	$2.75

2022[d]	12,252	—	(623)	642	$3.00

2023[e]	12,391	—	(589)	728	$3.00

2024[f]	40,201	—	(731)	28,542	$3.00

2020 – 2024 Total	N/A	—	(3,413)	30,121	N/A

Attributable Proven and Probable organic gold equivalent reserve additions calculated from the cumulative net change in reserves from year-end 2020 to 2024 using reserve prices for gold equivalent ounce (GEO) conversion as shown in the tables above to result in the Attributable Net Change GEO tabulated below:

Year	Attributable P&P GEO	Attributable Acquisition & Divestments GEO	Attributable Depletion GEO	Attributable Net Change GEO (using reported reserve prices)

2019	—	—	—	—

2020	97	(2.2)	(7.4)	4.2

2021	97	(0.91)	(6.9)	8.5

2022	104	—	(6.3)	13

2023	105	—	(6.0)	6.7

2024	176	—	(6.1)	6.7

2020 – 2024 Total	N/A	(3.1)	(33)	111

Totals may not appear to sum correctly due to rounding.

Attributable acquisitions and divestments includes the following: a decrease of 2.2 Moz in proven and probable gold reserves from December 31, 2019 to December 31, 2020, as a result of the divestiture of Barrick’s Massawa gold project effective March 4, 2020; and a decrease of 0.91 Moz in proven and probable gold reserves from December 31, 2020 to December 31, 2021, as a result of the change in Barrick’s ownership interest in Porgera from 47.5% to 24.5% and the net impact of the asset exchange of Lone Tree to i-80 Gold for the remaining 50% of South Arturo that Nevada Gold Mines did not already own.

All estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities.

a.

Estimates as of December 31, 2019, unless otherwise noted, Proven reserves of 280 million tonnes grading 2.42 g/t, representing 22 million ounces of gold and 420 million tonnes grading 0.4%, representing 3,700 million pounds of copper (which is equal to 1.7 million tonnes of copper). Probable reserves of 1,000 million tonnes grading 1.48 g/t, representing 49 million ounces of gold and

BARRICK GOLD CORPORATION	PRESS RELEASE

1,200 million tonnes grading 0.38%, representing 9,800 million pounds of copper (which is equal to 4.4 million tonnes of copper). Conversions may not recalculate due to rounding.

b.

Estimates as of December 31, 2020, unless otherwise noted: Proven reserves of 280 million tonnes grading 2.37g/t, representing 21 million ounces of gold, and 350 million tonnes grading 0.39%, representing 3,000 million pounds of copper (which is equal to 1.4 million tonnes of copper). Probable reserves of 990 million tonnes grading 1.46g/t, representing 47 million ounces of gold, and 1,100 million tonnes grading 0.39%, representing 9,700 million pounds of copper (which is equal to 4.4 million tonnes of copper). Conversions may not recalculate due to rounding.

c.

Estimates as of December 31, 2021, unless otherwise noted, Proven mineral reserves of 240 million tonnes grading 2.20g/t, representing 17 million ounces of gold and 380 million tonnes grading 0.41%, representing 3,400 million pounds of copper (which is equal to 1.6 million tonnes of copper), and probable reserves of 1,000 million tonnes grading 1.60g/t, representing 53 million ounces of gold and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper (which is equal to 4.0 million tonnes of copper). Conversions may not recalculate due to rounding.

d.

Estimates as of December 31, 2022, unless otherwise noted. Proven mineral reserves of 260 million tonnes grading 2.26g/t, representing 19 million ounces of gold and 390 million tonnes grading 0.40%, representing 3,500 million pounds of copper (which is equal to 1.6 million tonnes of copper), and probable reserves of 1,200 million tonnes grading 1.53g/t, representing 57 million ounces of gold and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper (which is equal to 4.0 million tonnes of copper). Conversions may not recalculate due to rounding.

e.

Estimates are as of December 31, 2023, unless otherwise noted. Proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper.

f.

Estimates are as of December 31, 2024, unless otherwise noted. Proven mineral reserves of 270 million tonnes grading 1.75g/t, representing 15 million ounces of gold, and 380 million tonnes grading 0.42%, representing 1.6 million tonnes of copper. Probable reserves of 2,500 million tonnes grading 0.90g/t, representing 74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper.

Endnote 5

Attributable organic gold equivalent reserve $/oz additions are calculated from the cumulative net change in reserves from year-end 2019 using reserve prices for gold equivalent ounce (GEO) conversion as outlined in Endnote 4, divided by the total attributable Barrick group expenditure on exploration, reserve conversion and technical studies from preliminary economic assessment, pre-feasibility and feasibility during the same period.

Endnote 6

A Tier One Gold Asset is an asset with a $1,400/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a $3.00/lb reserve with potential for +5Mt contained copper in support of at least 20 years life, annual production of at least 200ktpa, with costs per pound in the lower half of the industry cost curve. Tier One Assets must be located in a world class geological district with potential for organic reserve growth and long-term geologically driven addition.

Endnote 7

Fourmile is currently 100% owned by Barrick. As previously disclosed, Barrick anticipates Fourmile being contributed to the Nevada Gold Mines joint venture if certain criteria are met following the completion of drilling and the requisite feasibility work.

BARRICK GOLD CORPORATION	PRESS RELEASE

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans, or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “growth”, “potential”, “deliver”, “future”, “support”, “estimated”, “represent”, “target”, “plan”, “extend”, “continues”, “would” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s ability to convert resources into reserves and future reserve replacement; potential mineralization and metal or mineral recoveries; Barrick’s focus on Tier One Assets and its potential for growth while delivering sustainable returns; the potential for Reko Diq and Lumwana to become Tier One Assets; Barrick’s forward-looking production guidance, including our five and ten year outlooks for gold and copper; our plans and expected completion and benefits of our growth projects, including the Lumwana Super Pit, Reko Diq, Fourmile and new Naranjo tailings storage facility at Pubelo Viejo; mine life and production rates, including anticipated production growth from Barrick’s organic project pipeline and reserve replacement; Barrick’s decision regarding additional drilling and commencement of a pre-feasibility study at Fourmile; Barrick’s global exploration strategy and planned exploration activities; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; the potential for further growth at Nevada Gold Mines including at Turquoise Ridge, Leeville Underground and Reona; Barrick’s sustainability strategy; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation, and exploration successes; risks associated with projects in the early stages of evaluation, and for which additional engineering and other analysis is required; failure to comply with environmental and health and safety laws and regulations; changes in national and local government legislation, taxation, controls or regulations and/ or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in the jurisdictions in which the Company or its affiliates do or may carry on business in the future; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks associated with new diseases, epidemics and pandemics; the impact of inflation, including global inflationary pressures driven by supply chain disruptions and global energy cost increases following the invasion of Ukraine by Russia; litigation and legal and administrative proceedings; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE